ARNOLD & PORTER KAYE SCHOLER LLP

Three Embarcadero Center, 10th Floor

San Francisco, California 94111

September 2, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek
Special Counsel

Anne Parker
Office Chief

Re:	Asia Pacific Wire & Cable Corp Ltd
Registration Statement on Form F-1
Filed July 16, 2021
File No. 333-257970

Dear Mr. Kruczek,

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 13, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”). On behalf of Asia Pacific Wire & Cable Corp Ltd (the “Company”), we are responding to the Comment Letter, as set forth below.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s response. With this letter, and bearing the same date, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

***

Registration Statement on Form F-1 filed July 16, 2021

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Bermuda holding company with operations conducted by your subsidiaries.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 1 to include disclosure on the prospectus cover page clarifying that the Company is not a Chinese operating company, but rather a holding company based in Bermuda, with its headquarters in Taipei, Taiwan, with operating subsidiaries in the countries in which it operates, including the People’s Republic of China (the “PRC”).

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We respectfully note that the Company is not based, and does not have the majority of its operations, in PRC. The Company’s Taipei, Taiwan headquarters, and relative contributions of various geographic segments including North Asia (which encompasses PRC, Hong Kong and Taiwan), are disclosed in the Company’s Annual Report on 20-F and the Company’s financial statements filed therewith, which are incorporated by reference into the Registration Statement. In response to the Staff’s comment and in order to highlight the Company’s relative geographic exposures in its various markets in the Asia Pacific region, the Company has updated its Registration Statement by filing Amendment No. 1 to include (1) disclosure on the prospectus cover page concerning its ownership and control structure, (2) disclosure in the prospectus summary commencing on page 8 describing in greater detail its structure and operations, including relative geographic contributions, and (3) enhanced disclosure of certain risks associated with the operation of its subsidiaries in PRC in both the summary risk factors on pages (iv) - (v) and the risk factors on pages 28 - 37 of the prospectus included in Amendment No. 1.

3.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 1 to clarify references to the Company and its business and operations on the prospectus cover page, on page (ii) of the prospectus summary and throughout the remainder of the prospectus where applicable.

Summary Risk Factors, page iii

4.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We respectfully refer the Staff to our response to Comment 2, including the revised disclosure of certain risks associated with the ownership and operation of the Company’s PRC subsidiaries reflected in both the summary risk factors on pages (iv) - (v) and the risk factors on pages 28 - 37 of the prospectus included in Amendment No. 1.

Prospectus Summary, page 1

5.

Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

We note to the Staff that, based on conversations with PRC counsel, as a Bermuda company with headquarters in Taipei, Taiwan, the Company is not required to obtain any permission from PRC authorities to issue the Company’s subscription rights, or the Company’s Common Shares upon exercise of the subscription rights, to foreign investors. Given that certain Chinese regulators have authority over the Company’s subsidiaries based in the PRC, and not APWC or its other subsidiaries or operations, in response to the Staff’s comment, the Company has revised the disclosure of certain risks associated with the ownership and operation of the Company’s PRC subsidiaries, both in the summary risk factors on pages (iv) - (v) and the risk factors on pages 28 - 37 of the prospectus included in Amendment No. 1.

6.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 1 to include more detailed disclosure with respect to the company’s current structure and cash flows within that structure, including dividends received by the Company from relevant subsidiaries, tax implications relating to such dividends, and the effect of foreign exchange restrictions on such cash flows. Please see the revised disclosures commencing on page 8 of the prospectus included in Amendment No. 1. In addition, in response to the Staff’s comment, the Company has also added an additional risk factor on page 33 of the prospectus included in Amendment No. 1 to address risks regarding the PRC government’s control of currency conversion and expatriation of funds with respect to the Company’s PRC subsidiaries.

7.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 1 to supplement the discussion of the risks related to the Holding Foreign Companies Accountable Act and related PCAOB inspections of the Company’s PRC subsidiaries. Please see pages 28 - 29 of the prospectus included in Amendment No. 1.

Risk Factors, page 14

8.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We respectfully refer the Staff to our response to Comment 2, including the revised disclosure of certain risks associated with the ownership and operation of the Company’s subsidiaries in PRC reflected in both the summary risk factors on pages (iv) - (v) and the risk factors on pages 28 - 37 of the prospectus included in Amendment No. 1.

9.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 1 to include disclosure with respect to relevant cybersecurity regulations in the PRC. Please see pages 31-33 of the prospectus included in Amendment No. 1.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at ben.fackler@arnoldporter.com or (415) 471-3125, or Isaac Chao at isaac.chao@arnoldporter.com or (415) 471-3126.

Sincerely,

/s/ Benjamin Fackler

Benjamin Fackler

Enclosures

cc:	Ivan Hsia
Angeline Tseng
James Lu
Daphne Hsu
(Asia Pacific Wire & Cable Corp. Ltd)

Isaac Chao
(Arnold & Porter Kaye Scholer LLP)

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